EX-99.1 Correspondence

Baltia Air Lines, Inc,
63-25 Saunders St., Suite 7 I
Rego Park, New York 11374
                                        April 5, 2011
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Dear Commission:

This is to advise you that we have responded and complied with your letter of February 24, 2011 and March 17, 2011 as follows:

1) We have prepared and are filing an amended 10-K removing the audit report of accountant Michael Cronin, labeling the financial statements as "Not Audited", and modifying language in the filing to indicate why this was done, and the engagement of Mr. Ronald Chadwick, who is independent, duly licensed and in good standing with the PCAOB, to prepare a new audit report as required. In addition, we have included the 2008 Audit Report of Mr. Patrick Rodgers, previously prepared for the Company's prior year 10-K.

2) In addition, as soon as possible, we will file a second amended 10-K for fiscal year 2009 to correct two identified deficiencies, one, audited financial statements, and two, an audit report from the newly engaged Ronald R. Chadwick.

3) In addition, we have prepared and will file an Item 4.01 Form 8-K disclosing the resignation of Mr. Patrick Rodgers in March of 2010, and engagement of Mr. Michael Cronin to serve as the independent certifying accountant on the date for the original 10-K filing.

4) Finally, we have prepared an Item 4.02 Form 8-K to be filed, disclosing the deficiencies of our 2009 10-K, that the financial statements should be considered not audited, as the reporting auditor was not independent according the the Rules of Regulation S-X, as determined by the Company after the filing was made, and that the Company will be filing another amended 10-K when those deficiencies have been corrected.

This is to confirm and acknowledge that Baltia Air Lines, Inc. is responsible for the adequacy and accuracy of disclosures made in its filings with the Commission, and in particular, with respect to this filing, and that SEC staff comments and changes to this disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filings, and further, that the Company is not permitted to assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Baltia Air Lines

by:  /s/  Igor Dmitrowsky
Igor Dmitrowsky, President
and Chief Financial Officer
April 5, 2011